

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Impac Mortgage Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 21, 2012**
> **File No. 1-14100**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Status of Operations, page 28

Long-Term Mortgage Portfolio, page 30

1. Please expand your disclosure to discuss trends related to your overcollateralization levels.

2. Please tell us and disclose the amount of interest shortfall incurred, if any, for all periods presented. Further, if you have had to cover such interest shortfalls for any period, please tell us and disclose the net amount of servicing fees earned for mortgages included in your securitizations.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.—Securitized Mortgage Collateral, page F-33

3.   We note that you had troubled debt restructurings during 2011 and 2010. Please tell us how your disclosures complied with ASC 310-10-50-33 and 34.

4.   Please reconcile your disclosure indicating that for certain collateralized securitizations, you may be required to advance funds or cause loan servicers to advance funds to cover principal and interest payments not received from borrowers with your disclosures that securitized assets are non-recourse to you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

 • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief